UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16197

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Peapack-Gladstone Bank Employees’ Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921-1538

PEAPACK-GLADSTONE BANK

EMPLOYEES’ SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2014 and 2013

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Bedminster, New Jersey

FINANCIAL STATEMENTS

December 31, 2014 and 2013

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee Committee

Peapack-Gladstone Financial Corporation

Bedminster, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

New York, New York

June 25, 2015

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PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and December 31, 2013

	2014	2013
ASSETS

Investments, at fair value: (Note 4)
Cash	$2	$381
Mutual funds	24,392,423	23,048,448
Investment contract with insurance company	5,277,935	5,409,002
Peapack-Gladstone Financial Corporation common stock	3,042,962	3,455,735
Total investments, at fair value	32,713,322	31,913,566

Receivables:
Employer contribution receivable	754,450	1,151,478
Notes receivable from participants	456,351	579,452
Total receivables	1,210,801	1,730,930

Total assets and net assets, reflecting all investments at fair value	33,924,123	33,644,496

NET ASSETS AVAILABLE FOR BENEFITS	$33,924,123	$33,644,496
2

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014

Additions to net assets attributed to:
Contributions
Participant contributions	$1,812,815
Employer contributions	1,396,504
Employee rollovers (Note 1)	68,782
Total contributions	3,278,101

Dividend income	364,986
Interest income	94,993
Capital gains	960,927
Net appreciation in fair value of investments (Note 4)	165,018
Total income	1,585,924

Total additions	4,864,025

Deductions from net assets attributable to:
Miscellaneous fees	4,363
Benefits paid to participants	4,580,035
Total deductions	4,584,398

3

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014

Net increase in net assets available for benefits	279,627

Net assets available for benefits
Beginning of year	33,644,496
End of year	$33,924,123

4

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a participant-directed, defined contribution plan covering all full-time employees of the Peapack-Gladstone Bank (“the Bank”) who have met the eligibility requirements, as defined below. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 100% of base compensation, as defined in the Plan, up to the Internal Revenue Service (“IRS”) limit of $17,500 for 2014. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans in the form of rollovers.

For participants who have attained the age of 21, and have completed one quarter of a year of service, where a ‘year of service’ is defined as 1,000 hours in a 12-consecutive month period beginning the with participant’s hire date,’ shall be eligible to participate with respect to a match contribution (the “Match Contributions”) as of the date the participant has satisfied such requirement. The Bank shall contribute for each payroll period on behalf of each participant, an amount equal to 50% of salary reduction deferrals made on behalf of the participant, up to 6% of the participant’s compensation. For 2014, the Bank contributed $552,082 in cash through the Match Contribution.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who have attained the age of 21, have completed one year of service, and are employed by the Bank on the last day of the Plan year (the “Profit Sharing Contribution”). The Bank did not contribute to the profit sharing plan in 2014.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Peapack-Gladstone Bank Employees’ Retirement Plan (“Pension Plan”) as of May 12, 2008 (“Determination Date”). The Bank did not contribute to the Plan on behalf of each eligible participant an additional “Age and Service Contribution.”

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Pension Plan as of the Determination Date. The Bank did not contribute to the Plan on behalf of each eligible participant an “Enhanced Contribution.”

Each year, for all eligible participants employed on the last day of the Plan year, the Bank will make an automatic Qualified Non-Elective Contribution (“QNEC Contribution”). The QNEC Contribution is 3% of the participant’s compensation earned during the Plan year. For 2014, the Bank contributed $754,450 in cash through the QNEC Contribution.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings, and (c) forfeitures of employer contributions, and is charged with his or her withdrawals and an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting: Participants are immediately vested in their contributions and the Bank’s matching contributions, plus actual earnings or losses thereon. Vesting in the non-matching contributions portion of their accounts, plus actual earnings or losses thereon, is based on years of continuous service, as defined. A participant is 100% vested after three years of continuous service.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures: Forfeitures arising from the termination of members who were not fully vested shall be reallocated to participants who are employed on the last day of the plan year. Nonvested portions of participant accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs. Total forfeitures reallocated to remaining participants were $31,715 for 2014 and $11,494 for 2013, which represented the balances in the forfeiture account at December 31, 2014 and 2013, respectively.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Management of Trust Funds: The assets of the Plan are managed by Prudential Insurance Company of America (“Prudential”) through its Prudential Investment Management Services unit and Peapack-Gladstone Bank’s Private Wealth Management Division, a division of Peapack-Gladstone Financial Corporation (“the Corporation”).

Notes Receivable from Participants (“Loans”): Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Administrative Expenses: The majority of the administrative expenses are paid by the Bank. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gains represent realized gains on the sale of mutual funds and are recorded on the date of the sale. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract. No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the fair value approximates contract value.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk: At December 31, 2014 and 2013, approximately 9.3% and 10.8% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation Common Stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although the Corporation has not expressed intent to terminate the Plan, it may do so at any time by action of its board of directors subject to the provisions of ERISA. If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

NOTE 4 - INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 or 2013:

	2014	2013

American Funds Europacific Fund	$3,600,538	$3,502,198
Invesco Comstock Fund	2,833,349	2,481,430
MFS Massachusetts Investors Growth Stock R3	3,862,773	3,626,263
Putnam Income A	3,364,689	—
Pimco Total Return Fund	—	3,675,509
JP Morgan Mid-Cap Growth A	1,727,398	—

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

Franklin Rising Dividend R6	1,707,845	—
Guaranteed Income Fund	5,277,935	5,409,002
Peapack-Gladstone Financial Corporation
(the Plan Sponsor) Common Stock	3,042,962	3,455,735

The net appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2014, is as follows:

2014

Mutual funds	$237,910
Peapack-Gladstone Financial Corporation common stock	(72,892)
Net appreciation in fair value of investments	$165,018
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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of the company common stock investment is determined by obtaining quoted prices on a nationally recognized stock exchange (Level 1 inputs).

Investment Contract: The fair value of the investment contract has been determined to approximate contract value, based upon the lack of contractual maturity, the frequency of the re-setting of contractual interest rate to market rate, the credit quality of the issuer, the liquidity of the contract, and the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions at contract value (Level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	At December 31, Using

	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
2014
Investments:

Peapack-Gladstone Financial Corporation
common stock	$3,042,962	$—	$—
Mutual Funds – Fixed Income	4,132,277	—	—
Mutual Funds – Domestic Equity	11,179,062	—	—

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

Mutual Funds – International Equity	3,752,272	—	—
Mutual Funds – Small/MidCap Equity	5,328,812	—	—
Investment Contract with Insurance Company	—	—	5,277,935

Fair Value Measurements
At December 31, Using

	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
2013
Investments:

Peapack-Gladstone Financial Corporation
common stock	$3,455,734	$—	$—

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

Mutual Funds – Fixed Income	4,551,836	—	—
Mutual Funds – Domestic Equity	8,595,746	—	—
Mutual Funds – International Equity	3,631,742	—	—
Mutual Funds – Small/MidCap Equity	4,887,507	—	—
Mutual Funds – Large Cap Equity	1,381,617	—	—
Investment Contract with Insurance Company	—	—	5,409,002

There were no significant transfers between Level 1 and Level 2 during 2014.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2014, including the reporting classifications for the applicable gains and losses included in the 2014 statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)
Investment Contracts
Beginning balance, January 1, 2014	$5,409,002
Total gains or losses included in change in net
assets available for benefits:
Interest income on investment contracts held at end of year	74,881
Purchases	1,918,993
Redemptions	(2,124,941)
Ending balance, December 31, 2014	$5,277,935

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a fully benefit-responsive group annuity contract with Prudential Retirement Insurance & Annuity Company (“PRIAC”), an indirect wholly owned subsidiary of Prudential Financial, Inc., by investing in the PRIAC Guaranteed Income Fund. PRIAC maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

The crediting interest rate of the contract is based on an agreed-upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The key factors that influence future interest crediting rates could include the following: current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the statements of net assets available for benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts. No adjustment amount is being reported as management has determined that contract value approximates fair value of the contract as of December 31, 2014 and 2013.

	2014	2013
Average yields:
Based on annualized earnings (1)	1.45%	1.55%
Based on interest rate credited to participants (2)	1.45	1.55

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 7 - TAX STATUS

The Plan was designed under the Prudential Insurance Company of America Prototype Plan and Trust. The Prototype Plan received a favorable tax opinion letter dated March 31, 2008. The plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and thereunder exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC. The Plan has been amended since the opinion letter was received. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

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Table of Contents PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS Year Ended December 31, 2014

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds a guaranteed investment contract with PRIAC, which is also a custodian of the Plan. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock, for which the number of shares and fair values were 163,952 and $3,042,962, respectively, as of December 31, 2014; and, 180,929 and $3,455,734, respectively, as of December 31, 2013. The Plan recognized dividend income of $35,024 during 2014 from this related-party investment. Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. The majority of administrative expenses of the Plan are paid directly by the Bank.

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SUPPLEMENTAL SCHEDULE

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Plan Sponsor:	Peapack–Gladstone Financial Corporation
Employer Identification Number:	22-2491488
Plan Number:	002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value

*	Peapack-Gladstone	Common stock
	Financial Corporation	163,952.6793 shares	#	$3,042,962
	Cash-interest bearing		#	2

Mutual Funds
	American Funds	American Funds Europacific Fund
		77,866.3029 shares	#	3,600,538
	Clearbridge	Clearbridge Small Cap Growth A
		21,075.4032 shares	#	593,905
	Franklin	Franklin Rising Dividend R6
		32,743.1811 shares	#	1,707,845
24

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Plan Sponsor:	Peapack–Gladstone Financial Corporation
Employer Identification Number:	22-2491488
Plan Number:	002

Gabelli	Gabelli Small Cap Growth
	16,233.6123 shares	#	796,583
Goldman Sachs	Goldman Sachs High Yield
	98,972.6928 shares	#	665,097
Goldman Sachs	Goldman Sachs Mid-Cap Value
	15,175.9785 shares	#	626,009
Goldman Sachs	Goldman Sachs Small-Cap Value
	28,480.0898 shares	#	1,584,917
Invesco	Invesco Comstock
	111,024.6494 shares	#	2,833,349
Invesco	Invesco Equity & Income
	156,202.5973 shares	#	1,618,259
JP Morgan	JP Morgan Mid-Cap Growth A
	68,711.1322 shares	#	1,727,398
Lord Abbett	Lord Abbett Value Opportunities A
	19,925.6788 shares	#	389,945
Massachusetts Investors	MFS Massachusetts Investors
	Growth Stock R3

25

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Plan Sponsor:	Peapack–Gladstone Financial Corporation
Employer Identification Number:	22-2491488
Plan Number:	002

		158,896.4877 shares	#	3,862,773
	Massachusetts Investors	MFS International Diversification R3
		9,789.3323 shares	#	151,735
	Pioneer	Pioneer Strat Income A
		10.0855 shares	#	108
	Prudential	Prudential Stock Index Z
		17,666.1972 shares	#	766,890
	Putnam	Putnam Income A
		467,317.8307 shares	#	3,364,689
	Templeton	Templeton Global Total Return Fund
		8,164.5334 shares	#	102,383
				24,392,423
Investment Contract
*	Prudential Insurance Co.	Guaranteed Income Fund
	of America	Agreement No: GA-39867
		1.45%	#	5,277,935
Notes Receivable from Participants
*	Participant Loan Fund	4.25% to 8.75%	#	456,351

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PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Plan Sponsor:	Peapack–Gladstone Financial Corporation
Employer Identification Number:	22-2491488
Plan Number:	002

Total	$33,169,673
*	A party-in-interest, as defined by ERISA.
#	Investments are participant directed and therefore cost information is not presented.
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Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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